UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      July 28, 2006

Mr. Gerald Panneton
President and Chief Executive Officer
Continental Minerals Corporation
Suite 400, 2711 Centerville Road
Wilmington, Delaware 19808



      Re:	Continental Minerals Corporation
		Registration Statement on Form F-4
      Filed June 30, 2006
		File No. 333-135566

Dear Mr. Panneton:

      We have reviewed your filing and have the following legal and accounting comments. We have not completed the engineering review yet. If we have any additional comments, we will issue them in a separate letter. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form F-4 filed June 30, 2006

General

1. To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.
For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

2. Update your registration statement to disclose any material developments, including the status of approval of Continental
Mineral`s TSXV listing application and the waiver or satisfaction of any of the conditions to the merger.

3. It appears that the letter to the stockholders is your cover page.
Please ensure that it conforms to Item 501 of Regulation S-K and focuses shareholders on the information that is key to the investment decision. Also limit the cover page to one page.

4. To enhance clarity, avoid vague terms such as "related transactions" and "11 Great China shareholders."

5. We note that upon the completion of the merger, Great China will no longer be subject to the corporate law of Nevada, but, rather, it will be governed by the British Columbia Business Corporation Act.
This
will have the effect of changing in significant ways the rights of the current Great China equity holders. Please advise why you have not included separate proposals to seek approval for such governance changes. Please refer to Telephone Interpretation, Fifth Supplement,
September 2004.

6. Similarly, please advise why you have not provided a separate proposal seeking the approval of the disposal of Great China`s rights in the 43 properties.

Questions and Answers about the Continental /Great China Merger, page
1

7. The staff deems the Q&A section to be part of the summary. You currently repeat a lot of information in both your Q&A and Summary section. The Q&A should not repeat any information that appears in the Summary, and vice versa. For purposes of eliminating redundancies and grouping like information together, view your Q&A and summary section as one section.

8. Revise to disclose the aggregate consideration to be paid for Great
China. We would not object to additional disclosure that the amount would constitute a preliminary purchase price given that the exact number of shares that will be exchanged is not clear at this time.

9. Please provide the address where stockholders can mail their signed proxy. We also note that shareholders can vote by telephone or on the
Internet. Please provide the web address and the telephone number that stockholders can use to vote. Also provide us with copies of the proxy and the instructions that you intend to use.

What will I receive in the Merger? page 2

10. Please elaborate to disclose how the merger consideration to be received by Great China shareholders was determined.

Why is Great China proposing the Merger? page 1

11. Please provide third party objective support for the statement that "Hunter Dickinson Inc., one of the North America`s largest independent resource exploration groups."

What conditions are required to be fulfilled to complete the Merger?
page 3

12. We note that Great China is seeking approval of the Merger Agreement and of the related transactions described in the agreement.
Please disclose whether the approval of such related transactions is a condition to the completion of the merger. If so, please provide description of the material terms of the related transactions and cross-reference to a section where you provide a materially complete discussion of the transactions.

Summary of Merger and Related Transactions, page 7

13. Your summary should include all of the material terms of the merger transactions. Please revise your introductory paragraph to indicate that the section describes all material terms.

Related Transactions and Interests of Great China Insiders in the
Merger, page 10

14. Please discuss the purpose for disposing of the interest in the 43 properties.

15. Under "Surrounding Properties Acquisitions by Continental," identify the related parties.

Great China Stockholders Statutory Dissent Rights under Nevada
Law,
page 12

16. Consistent with Item 18(a)(3) of Form F-4, please disclose whether or not the failure to vote will constitute a waiver of the appraisal rights and whether a vote on the proposal would satisfy the notice requirements.

17. Revise to disclose when shareholders must exercise their rights to dissent and demand appraisal. Also please provide a cross-reference to a section that describes in more detail the rights and the procedures for exercising the dissent and appraisal rights.

Cautionary Information About Forward-Looking Statements, page 15

18. Please remove the statement, "[t]his proxy statement/prospectus contains such `forward-looking statements` within the meaning of the
Private Securities Litigation Reform Act of 1995, Section 27A of the
Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934." We note that as a penny stock issuer, you are not entitled to the safe harbors provided by the cited provisions.

Comparative Per Share Data, page 20

19. We understand the "unaudited pro forma Great China equivalent" per share information represents the loss per equivalent number of shares of Continental common stock that will be issued as part of this merger transaction. Please tell us why you believe this information is important to investors as Great China`s equity will no longer be outstanding and its operations will be consolidated into Continental upon completion of the merger.

Risk Factors, page 24

20. Please remove from the introductory paragraph the reference to "information ... incorporated by reference." Note that you do not meet the requirements to incorporate by reference.

21. Please expand the following subheadings to describe the risks associated with the facts you describe:

* "We compete with larger, better capitalized competitors in the mining industry" on page 26;
* "We will require significant additional financing in order to continue our exploration activities and our assessment of the commercial viability of the Xietongmen property" on page 27; and
* "As a company operating primarily in Tibet, China, we significant political and economic risk" on page 29.

22. You state that Jie Yang has an interest in the merger as a result of certain pre-merger arrangements. Please disclose the nature of such interest. We note that the cross-referenced section does not appear to provide any helpful information in that regard.



If our directors cause us to enter into transactions in which our officers..., page 29

23. Recast the risk factor subheading to describe in more concrete terms the fact that most of your directors are associated with other companies involved in the development of natural resources and therefore that you may enter into transactions on less favorable terms than would be negotiated with an arms length party.

The fluctuations of foreign currency could have a negative impact on us, page 31

24. Revise the subheading and the text of the risk factor to describe in more specific terms the adverse economic consequences of foreign currency fluctuations on Continental`s financial condition.

A general economic downturn in China could adversely affect our business, page 31

25. Specify how a downturn in the Chinese economy may affect your business.

The Great China Special Meeting, page 33

26. We note that "[i]f a quorum is not present at the special meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies." As you know, a proposal to adjourn the meeting to enable you to solicit additional votes to ensure passage of a proposal is not an action on which proxies may be voted in reliance upon the discretionary authority permitted by Rule 14a-4(d). You may expand the proxy to include a proposal for an additional meeting, if you anticipate difficulties in obtaining a quorum or in gathering sufficient votes to pass any of the proposed matters.

Stock Ownership, page 36

27. We note your disclosure under the subheading. Please further expand to provide a comparison of the percentage of outstanding shares entitled to vote held by directors, executive officers, and affiliates, and the vote required for approval of the proposed transaction, as required by Item 3(h) of Form F-4.

The Merger

Background of the Merger, page 37

28. Your disclosure appears to assume the readers` familiarity with the parties involved. This makes it difficult to determine the role of each party. We note that you have provided a glossary describing the role of the parties. The reader, however, should not be required to go back to page 5 to figure out the relevance of, and the relationships among, the parties. Please revise your disclosure to discuss in context the role of each identified party.

29. The third sentence in the first paragraph appears to be incomplete. Please revise.

30. Consistent with Item 6 of Form F-4, please discuss in some detail the contacts that gave rise to the merger negotiations and resulted in the signing of the definitive merger agreement. You should also describe all the most significant issues addressed in negotiating the terms of the merger.

31. We note that Mr. Wang abstained from the vote of the Board.
Clarify whether he participated in the discussions leading up to the recommendation to the Board. Address also Mr. Yang`s participation in the discussions and Board vote.

32. We note that you state that "the Related Transactions, enlarges the physical are of the Xietongmen property." This appears to be inconsistent with your disclosure on page 5 where you disclose that the related transactions involve the disposal of 43 non-core properties. Please revise or advise.

Great China`s Reason for the Merger, page 38

33. Please disclose the "other alternatives available to Great
China."

34. Expand the first paragraph under the subheading to discuss why the board of Great China believes that the merger will result in "a larger, financially stronger company that is expected to be better positioned to develop existing opportunities and to respond to competition for the acquisition of attractive properties and companies."

Fairness Opinion on the Exchange Ratio, page 38

35. We note that that Ross, Glanville & Associates Ltd. was retained by Great China to assist in the determination of fairness of the exchange ratio. Disclose why Great China did not obtain an opinion with respect to the overall fairness of the transactions. Also provide the information that Item 4(b) of Form F-4 requires. In this regard, we note that it appears that you do not discuss the qualification of Ross, Glanville, the method used for its selection, the procedure for determining its compensation, and whether Ross, Glanville had any prior relationship with Continental or Great China or its affiliates.

36. Expand to discuss why Ross, Glanville believes that each of the considered factors favor a conclusion that the exchange ratio is fair.




Other Considerations, page 39

37. Likewise, discuss why the Great China board believes that each of the considered factors favors a conclusion that the merger and the contemplated transactions are fair to the shareholders.

Material United States Federal Income Tax Consequences Related to the
Merger, page 45

38. We note that you have not obtained an opinion of counsel regarding the tax treatment of the exchange. The tax treatment is not a subject on which the issuer appears qualified to opine. Given that the tax treatment is potentially material in a merger transaction, the tax discussion should be based upon the opinion of qualified counsel. Revise this section accordingly and file the required exhibits.

Related Transactions and Interests of Great China Insider in the
Merger, page 56

39. Move this section up in the document so that it precedes the discussion of tax consequences.

40. Discuss the basis for stating that the 43 mineral properties are of nominal value.

Plans of Operations for Continental Post-Merger, page 73

Operating Results, page 74

41. We note that you state that some of Continental`s exploration expenditures stem from socioeconomic activities. Please disclose what those activities entail.

Liquidity and Capital Resources, page 77

42. We note that Continental`s working capital may be insufficient to fund its known commitments. Please discuss how Continental intends to raise funds to meet such commitments.

Description of Continental Share Capital, page 80

43. Please disclose whether or not Continental has a classified board.

Management of Continental, page 81

44. Please disclose the amount of time that each of the named officer devotes to the operations of Continental.

45. Revise the table of exercised options/SARS on page 89 to disclose the exercise of 840,000 options during the financial year ended
December 31, 2005.

Great China, page 96

Current Directors of Great China, page 100

46. It appears that you intended to provide information about your officers and directors in this section. Revise the subheading accordingly. Also disclose when the identified officers began performing their functions at Great China.

Security Ownership of Beneficial Owners of Great China Shares,
page
102

47. Revise the table to disclose the business addresses of the named individuals.

Comparison of Stockholders Rights under Nevada Law and the
Business
Corporation Act, page 114

48. To facilitate comparison of rights, please provide the disclosure in tabular form.

Limitation on Liability of Directors; Indemnification of Officers and
Directors, page 117

49. It appears that you mainly focus on the officers and directors` rights to indemnification but do not discuss whether the statutory provisions defer with respect to the limitation of liabilities of officers and directors. Please revise to include such discussion.

Undertakings, page 143

50. Ensure that you include all the required undertakings.

Exhibit 5.1

51. We note that counsel "assumed the genuineness ... the legal capacity of all persons executing such documents." In opining on the legality of the securities, counsel cannot assume the legal capacity of the officers executing the documents. Please obtain a new opinion that does not include the above representation.










Financial Statements, page F-1

Continental Minerals Corporation

Note 2, Significant Accounting Policies, page F-9

(p) Variable interest entities, page F-13

52. We note you have concluded that the Xietongmen joint venture is a variable interest entity that requires consolidation under Canadian
GAAP. Tell us if you also believe the joint venture qualifies as a variable interest entity, requiring consolidation under US GAAP. Please support your conclusion with a qualitative and quantitative analysis, as appropriate.

53. We also note you have recorded a non-controlling interest balance
of $40,361 with reference to note 4.  Clarify if this amount relates
to the interest held by others as accounted for in the
consolidation
of the Xietongmen joint venture.  Please expand your disclosures to
explicitly address the nature of this amount as of December 31,
2005
and the activity of this balance that reduced the amount to $0 as of
March 31, 2006.

Note 4, Mineral Property Interests, page F-16

54. Please tell us how you accounted for the $1,435,292 payment in December 2004 for a 50% interest in Highland under the First Option.
We note you received 500,000 shares in Highland upon making this payment in December 2004 and pledged these shares to the shareholders of Highland until fulfillment of the additional funding amounts under the First Option. Please clarify your accounting for this amount under Canadian and US GAAP.

55. Your disclosures on page F-18 state you accounted for the acquisition of Highland as an asset acquisition. However, you have also disclosed in Note 2(p) that the Xietongmen joint venture was required to be consolidated under Canadian GAAP. Please clarify your disclosures and your accounting for these interests in your footnotes.
In your response, please address how you valued the non-controlling interest amount of $40,361 and what % interest in Highland it represents.

56. Please reconcile the difference between the $999,905 disclosed as the cost of the transaction to acquire the 50% interest in Highland and the $1,435,292 payment made in December 2004 and the additional
$944,880 payment made in December 2005. It is unclear how you have determined the total cost of the acquisition in allocating this amount to the net assets acquired.



Pro Forma Consolidated Financial Statements

Pro Forma Consolidated Balance Sheet, page F-74

57. We note the common shares of Continental are issued with no par value. Therefore, your classification of equity amounts in the pro forma balance sheet and related adjustments do not appear appropriate.
Please revise your statements to appropriately classify the par value and additional paid-in capital amounts in accordance with US GAAP.

Note 1, Description of Offer to Purchase Great China, page F-77

58. Please correct the description of the consideration to be given as part of the acquisition of properties surrounding Xietongmen as it is not consistent with the disclosures and related pro forma adjustments that follow. For example, we understand the surrounding properties are to be acquired in exchange for the issuance of 1.5 million units of common stock and warrants and the payment of US$3.25 million over a period of time.

59. Revise your disclosure to correctly state whether the current
Great China shareholders will own approximately 44% of Continental`s stock outstanding following the exchange, as disclosed on page F-
77,
or 42% of Continental stock outstanding, as disclosed on Proxy
Statement page 1 and throughout the filing.

Note 3, Pro Forma Assumptions, page F-78

60. Please revise your pro forma adjustments for the acquisition of interests in three mineral properties to appropriately reflect the $1.46 million as a payable in future periods as this amount will not be made as an immediate cash payment at the time of closing.

61. Tell us in detail how you determined the fair value of the mineral property interests. Please provide us with the information used to support your valuation. In your response, please identify the value of the mineral property interests held by Great China separately from the values assigned to the acquisition of interests in the other three mineral properties. In addition, as part of your response, please tell us what events caused the significant increase in value from the acquisition of the 50% interest in Highland during December 2005 to the valuation as of March 31, 2006.

62. To clarify the accounting for the acquisition of Great China and the acquisition of the three mineral properties from entities other than Great China, please revise your pro forma footnotes to separately record the adjustments for each transaction. The value of the acquired net assets of Great China should be determined and accounted for separately from the value of other mineral interests acquired.

63. Revise your pro forma consolidated statements of operations for the year ended December 31, 2005 and the related footnote disclosure at note 3(b) to remove the adjustment to eliminate the expense for fair value of potential shares to be issued in excess of authorized capital. It is not appropriate to eliminate this amount from the historical financial statements of Great China as it is a non-recurring item. Please refer to Regulation S-X, Rule 11-02(b)(6) for further guidance.

Note 4, Share Capital, page F-81

64. Please expand your footnotes to discuss how you have accounted for the issuance of stock options in your pro forma adjustments. We note the amounts disclosed in note 3; however, your disclosures do not address the accounting for these new grants of stock options under US
GAAP and in your pro forma financial statements. It appears adjustments to your pro forma financial statements may be required.
Please refer to SFAS 123(R) under US GAAP.


* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Shannon Burkirk at (202) 551-3717 or April Sifford, Accounting Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

      	Sincerely,


      					H. Roger Schwall
      Assistant Director


      cc:	S. Burkirk
      A. Sifford
 		C. Moncada-Terry

      VIA FACSIMILE
		(604) 893-2386
      Steve Mathiesen
      Lang Michener

Mr. Gerald Panneton
Continental Minerals Corporation
July 28, 2006
Page 13